UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

CAREADVANTAGE, INC.
Full Name of Registrant

Former Name if Applicable

485-A Route 1 South
Address of Principal Executive Office (Street and Number)

Iselin, New Jersey 08830
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

           CareAdvantage, Inc. (the “Corporation”) is in the process of negotiating with third parties for financing to pay its outstanding obligations and fund future operations. The content of certain disclosures to be made in the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “Form 10-K”), particularly with respect to liquidity and capital resources, depend on the outcome of these negotiations and this situation could not have been eliminated without unreasonable effort or expense, if at all.  The Corporation does expect to file the Form 10-K on or before April 15, 2011.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Dennis J. Mouras	732	362-5000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

		☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

		☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Corporation expects that its results of operations for the year ended December 31, 2010 will show a net loss of $231,000, compared to net income of $180,000 for the fiscal year ended December 31, 2009.  The loss in 2010 was due primarily to termination of services for two customers.  As previously reported by the Company on the Form 8-K filed on September 2, 2010, one of these two customers, Blue Cross and Blue Shield of Texas (“BCBSTX”), a division of Health Care Service Corporation (“HCSC”), terminated the Service and License Agreement between the Company and BCBSTX (the “BCBSTX Agreement”) effective November 30, 2010.

 The foregoing is qualified in its entirety by the full period-to-period comparison that will be provided in the registrant’s Annual Report on Form 10-K to which this Form 12b-25 relates.  The financial information set forth above is unaudited and remains subject to completion of the audit.

 Cautionary Statement for Purposes of the Safe Harbor Provision of the Private Securities Litigation Reform Act of 1995

Forward-Looking Statements

 The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements we make. We may, from time to time, make written or verbal forward-looking statements. Generally, the inclusion of the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “will,” “guidance,” “forecast,” “plan,” “outlook” and similar expressions in filings with the Securities and Exchange Commission (“SEC”), in this notification, identify statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) and are intended to come within the safe harbor protection provided by those sections, including statements regarding the ability to obtain additional financing in the future.  The forward-looking statements are based upon management’s current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. We caution you not to place undue reliance on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CareAdvantage Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

March 31, 2011	By:	/s/ Dennis J. Mouras
Dennis J. Mouras
Chief Executive Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).